Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: United Parcel Service (UPS)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

United Parcel Service Corporation (UPS)
Vote Yes: Item #9– Shareholder Proposal Requesting the Board Prepare an Annual Report on Diversity and Inclusion

Annual Meeting: May 5, 2022

CONTACT: Meredith Benton| benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that United Parcel Service (“UPS”) report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The reporting should be done at reasonable expense, exclude proprietary information, and address outcomes using quantitative metrics for recruitment, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so that investors can assess, understand, and compare the effectiveness of companies’ diversity, equity, and inclusion programs and apply this analysis to investors’ portfolio management and securities’ selection process.

SUMMARY

The resolution requests that UPS publish an annual report assessing the Company’s diversity, equity, and inclusion (DEI) efforts including the process that the Board follows for assessing the effectiveness of its diversity and inclusion programs as well as its assessment of program effectiveness as reflected in any goals, metrics, and trends related to its promotion, recruitment, and retention of protected classes of employees.

The resolution explains that investors are seeking quantitative, comparable data in order to understand and compare the effectiveness of UPS’s DEI programs. It cites concerns that UPS is increasingly a laggard in its decision to continue to withhold these data sets.

The resolution also cites studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

2022 Proxy Memo United Parcel Service | Shareholder Proposal Requesting the Board Prepare an Annual Report on Diversity and Inclusion

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces.
2.	Inequitable workplaces undermine business success.
3.	UPS is risking the trust and confidence of its consumers and employees.
4.	Investors are reasonable to be concerned about the effectiveness of UPS' workplace equity programs.
5.	UPS’ DEI reporting lags its peers.

DISCUSSION

1.	Companies Benefit From Diverse And Inclusive Workplaces

UPS writes in its statement in opposition to this resolution:

“UPS views diversity, equity, and inclusion as a strategic imperative that enables the company to attract and retain talented employees, foster innovation to enhance customer service, and bring strength and stability to businesses and communities.”1

Multiple research reports agree with UPS’s statement. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[2]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[3]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[4]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five-year stock return that was 5.8 percent higher than the 20 least-diverse companies.[5]

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1 https://www.sec.gov/Archives/edgar/data/1090727/000120677421000883/ups3861781-def14a.htm

2 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

3 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

4 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

5 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

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2022 Proxy Memo United Parcel Service | Shareholder Proposal Requesting the Board Prepare an Annual Report on Diversity and Inclusion

●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[6]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. UPS’s lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the company’s corporate commitment to a diverse and inclusive workplace.

2.	Inequitable Workplaces Undermine Business Success

Researchers have identified benefits of diverse and inclusive teams include: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.7

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.8 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.9

3.	UPS Is Risking The Trust And Confidence Of Its Consumers And Employees

UPS has made a number of statements about the Company’s commitment to diversity and inclusion and participated in a number of racial justice initiatives in solidarity with the Black community. These include:

- An April 8th, 2021 statement on the Company’s diversity, equity, and inclusion web page titled “Defining Our Rallying Cry,” It states: “As a people-led company guided by a strong purpose, we value the contributions of all our people and encourage everyone to bring their unique perspectives, thoughts, backgrounds, talents and skills to work every day.”10

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6 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

7 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

8 https://www.apa.org/news/press/releases/stress/2015/impact

9 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/covering-in-the-workplace.html

10 https://about.ups.com/be/en/social-impact/diversity-equity-and-inclusion/defining-our-rallying-cry.html

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2022 Proxy Memo United Parcel Service | Shareholder Proposal Requesting the Board Prepare an Annual Report on Diversity and Inclusion

- CEO Carol Tome said in a June 8th, 2020 statement: “While many advancements have been made since our company’s founding, there is still considerable work to be done and we are committed to doing our part to help eradicate racial injustice and inequality around the world.”11

- Writing in its Statement of Opposition, “UPS views DEI as an imperative that enables the Company to attract and retain talented employees, foster innovation, and bring strength and stability to businesses and communities.”12

Shareholders are concerned that consumers, employees and others may determine that the Company has sought to build its brand by representing itself as an ally to justice movements, termed “performative allyship” or “wokewashing,” without integrating best practices into its own operations, eroding the trust of key consumer demographics and employees.

UPS, to be credible with investors and other external stakeholders, needs to show that its statements are not puffery by allowing external parties to review the data demonstrating the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees.

4.	Investors are Reasonable to be Concerned about the Effectiveness of UPS' Workplace Equity Programs

UPS hires ~100,000 seasonal employees every year13 and employs “more than half a million employees around the world.”14 The company has, and continues to face, a number of allegations related to discrimination and harassment. These include, but are not limited to:

-	In 2013, the company agreed to settle a religious accommodation lawsuit filed by the U.S. Equal Employment Opportunity Commission (EEOC).[15]
-	In 2018, a class religious discrimination lawsuit filed by the EEOC was resolved by a consent decree. The company was required to pay $4.9 million[16].
-	In 2019, UPS paid $2.25 million to settle a pregnancy discrimination lawsuit.[17]
-	In 2019, 19 workers at a UPS distribution center in Ohio sued the company, alleging racism and racially discriminatory conduct.[18]
-	In 2020, UPS resolved a discrimination lawsuit, paying damages to a driver who had alleged disability discrimination.

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11 https://about.ups.com/mx/en/newsroom/press-releases/diversity-equity-inclusion/ups-calls-for-justice-and-reform-to-advance-equality.html

12 https://investors.ups.com/sec-filings/all-sec-filings/content/0001206774-22-000792/0001206774-22-000792.pdf

13 https://about.ups.com/be/en/newsroom/press-releases/customer-first/ups-to-hire-over-100k-essential-seasonal-workers.html#:~:text=ATLANTA%20%E2%80%93%20UPS%20

(NYSE%3A%20UPS,safe%2C%20record%20peak%20holiday%20season

14 https://www.sec.gov/Archives/edgar/data/1090727/000120677421000883/ups3861781-def14a.htm

15 https://www.eeoc.gov/newsroom/global-shipping-giant-ups-pay-70000-settle-eeoc-religious-discrimination-lawsuit

16 https://www.eeoc.gov/newsroom/ups-pay-49-million-settle-eeoc-religious-discrimination-suit

17 https://www.freightwaves.com/news/ups-paying-2-25-million-to-avoid-pregnancy-discrimination-lawsuit

18 https://eu.usatoday.com/story/news/nation/2019/03/13/ohio-ups-workers-racism-racial-discrimination-lawsuit/3157799002/

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2022 Proxy Memo United Parcel Service | Shareholder Proposal Requesting the Board Prepare an Annual Report on Diversity and Inclusion

-	In 2021, The EEOC sued UPS for disability discrimination.
-	In 2021, a class action lawsuit was brought against UPS alleging that the company engages in systemic discrimination based on gender, age and disability.[19]
-	In 2022, UPS women filed a class action suit alleging sex discrimination.[20]

5.	UPS’ DEI Reporting Lags Its Peers

UPS lags its peers in the disclosure and transparency it provides to investors.

The release of workforce composition data is akin to a balance sheet, detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of DEI programs. The Company’s inclusion data – the hiring, retention, and promotion rates of diverse employees – must also be shared for investors to have a full understanding of the actual experience of UPS’s employees. This data is needed for investors to assess if a company is masking a toxic workplace culture having poor retention rates with high recruitment statistics, for example.

Below are examples of inclusion factor data that peers of UPS are, or have committed to disclose, as of February 23, 2022:

-	Forty percent of the S&P 100 release, or have committed to release, one or more recruitment statistic related to race or ethnicity
-	Twenty-nine percent of the S&P 100 release, or have committed to release, one or more retention statistic related to race or ethnicity
-	Twenty-three percent of the S&P 100 release, or have committed to release, one or more promotion statistic related to gender
-	Twenty percent of the S&P 100 release, or have committed to release, one or more promotion statistic related to race or ethnicity

Between September 2020 and September 2021, the number of S&P 100 companies releasing recruitment rate data by gender, race and ethnicity increased by 234 percent, companies releasing retention rate data increased by 79 percent, and companies releasing promotion rate data increased by 379 percent. As UPS’s peers continue to increase transparency on their workforce composition and diversity and inclusion efforts, the Company will increasingly benchmark lower than its peers.

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19 https://topclassactions.com/lawsuit-settlements/employment-labor/ups-discriminates-against-female-employees-new-class-action-lawsuit-claims/

20 https://lawprofessors.typepad.com/gender_law/2022/01/ups-women-employees-file-class-action-lawsuit-alleging-sex-discrimination.html

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2022 Proxy Memo United Parcel Service | Shareholder Proposal Requesting the Board Prepare an Annual Report on Diversity and Inclusion

RESPONSE TO UNITED PARCEL SERVICE’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement in opposition to the resolution, the Board writes: “UPS already provides investors with significant diversity and inclusion data. We believe these disclosures provide our investors with the information needed to determine the effectiveness of our human capital management policies related to workplace diversity. ”

However, UPS does not provide the data requested by this resolution. It does not release its promotion rates by gender or race or ethnicity, or its recruitment and retention rates by race or ethnicity. UPS currently publishes only global retention data by gender and U.S.-based hiring data by gender.21

UPS reports its workplace equity data in a way that is selective, piece-meal and cannot be compared to peers. Both qualitative and quantitative data are needed to understand the true workplace conditions at the Company.

In its statement in opposition to the resolution, the Board writes: “Producing an additional special report on UPS’s DEI efforts is unnecessary, not an efficient use of resources, and therefore not in the best interests of the Company or its shareowners.”

However, the proposal does not request the creation of an entirely new report. It seeks the publication of useful, material data. This content can be integrated into UPS' existing reports and publications.

CONCLUSION

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at UPS. The resistance to providing investors with metrics supporting the company’s statements on the effectiveness of its workplace equity programs is concerning.

Vote “Yes” on this Shareholder Proposal 9

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For questions, please contact Meredith Benton, benton@whistlestop.capital

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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21 https://about.ups.com/content/dam/upsstories/assets/reporting/sustainability-2021/2020_UPS_GRI_Content_Index_081921v2.pdf

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